UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 1, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aptalis Pharma Inc.

File No. 333-153896- CF#27269

Aptalis Pharma Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 12, 2011.

Based on representations by Aptalis Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

	Exhibit 2.1	through August 12, 2021
.	Exhibit 2.2	through August 12, 2021
.	Exhibit 2.3	through August 12, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel